Magda El Guindi-Rosenbaum

+1.202.373.6091

mer@morganlewis.com

VIA EDGAR

May 15, 2023

David L. Orlic, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Exchange Listed Funds Trust (File Nos. 333-180871 and 811-22700)

Dear Mr. Orlic:

This letter responds to comments relating to post-effective amendment no. 236 (“PEA No. 236”) to the registration statement on Form N-1A of Exchange Listed Funds Trust (“Registrant”). PEA No. 236 was filed on February 23, 2023 for the purpose of registering the QRAFT AI-Pilot U.S. Large Cap Dynamic Beta ETF (the “Fund”) as a new series. For ease of reference, set forth below are your comments followed by Registrant’s responses.

In addition, please note that the investment adviser to the Fund has determined to remove from the principal investment strategy the requirement that the Fund invest in a minimum of four underlying ETFs at all times.

1.	Comment. Please provide the completed fee table/expense example and response to comments at least five business days before the registration statement becomes effective.

Response. Registrant represents that the requested information has been provided under separate cover.

2.	Comment. Please confirm how the Fund will comply with Section 12(d) as a fund of funds.

Response. Registrant represents that the Fund currently intends to rely on Section 12(d)(1)(F) and that the Fund may rely, in the future, on Rule 12d1-4, if necessary.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

May 15, 2023

3.	Comment. The staff notes that the principal risks appear in alphabetical order. Please reorder the risks to prioritize those that are most likely to adversely affect each Fund’s net asset value, yield, and total return (see ADI 2019-08). Please note that after listing the most significant risks to a Fund, the remaining risks may be alphabetized.

Response. Registrant notes that alphabetically ordering the principal risks allows shareholders to more easily and quickly locate particular risk disclosure within the list of risks and provides for easier comparison of risks across funds. Registrant also notes that Form N-1A currently does not require a particular method of listing a fund’s principal risks. Therefore, Registrant respectfully declines to reorder the principal risks at this time.

4.	Comment. With respect to Limited Authorized Participants, Market Makers and Liquidity Providers Risk, please add the following to the last sentence before the colon – “and may lead to wider bid-ask spreads”.

Response. Registrant represents that the requested disclosure has been added.

5.	Comment. With respect to the reference to duration in Fixed Income Securities Risk under the Exchange-Traded Funds Risk, please explain the concept of duration and provide a brief example.

Response. Registrant represents that the requested disclosure has been added.

6.	Comment. With respect to the Fund’s Rule 35d-1 80% investment policy, given the strategy to shift exposure weekly between equity ETFs and debt ETFs, please advise how the Fund believes that under normal circumstances it will invest 80% in large cap stocks. Please specifically explain how often you believe the Fund will have fewer than 80% of its assets in large cap stocks. Please also consider revising the Fund’s name to convey the Fund’s material debt strategy. We may have additional comments.

Response. The Fund’s investment adviser represents that, under normal circumstances, the Fund will invest at least 80% of its net assets (plus the amount of any borrowings for investment purposes) in securities of U.S.-listed large capitalization companies. According to the Fund’s investment adviser, back-tested results for the model that it will utilize in managing the Fund indicate that for the 840 weeks between February 26, 2007 and March 27, 2023, the model generated weights resulting in large cap exposure below 80% for approximately 248 weeks (approximately 29.5% of the time). The longest duration of large cap exposure under 80% lasted for 22 weeks from August 4, 2008 to December 29, 2008 and the closing value of the S&P 500 Index (Total Return) was 1,985.23 on August 4, 2008 and 1,398.25 on December 29, 2008. More recently, for the five-year period ended March 27, 2023, the model generated weights resulting in large cap exposure below 80% for approximately 76 weeks (approximately 29.1%. of the time). The longest duration of large cap exposure under 80% during that period lasted for 16 weeks from October 9, 2018 to January 22, 2019 and the closing value of the S&P 500 Index (Total Return) was 5,700.23 on October 9, 2018 and 5,239.75 on January 22, 2019. The Fund’s investment adviser represents that the back-tested results of the model indicate that the model’s operation is consistent with temporary defensive positioning during adverse market or economic conditions.

7.	Comment. With respect to the definition of large cap at the end of the second paragraph under Additional Principal Investment Strategies Information, the definition appears circular because the term Equity ETFs is defined as ETFs that primarily invest in equity securities of U.S. large cap companies. Please revise to include a definition of large cap that comports with standard definition (i.e., disclose a market cap range).

Response. Registrant represents that the requested disclosure has been added.

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May 15, 2023

If you have questions or comments, please do not hesitate to contact me at 202.373.6091.

Sincerely,

/s/ Magda El Guindi-Rosenbaum
Magda El Guindi-Rosenbaum